Correspondence

Independent Law PLLC Alan T. Hawkins, Esq. 2106 NW 4th Pl Gainesville, FL 32603 ahawkins@independent.law (352) 353-4048

December 23, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Via Electronic Filing on EDGAR only

Att.: Mr. Geoff Kruczek, Office of Manufacturing, Division of Corporation Finance

Re:      Eco Innovation Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-248871

Dear Mr. Kruczek:

On behalf of our client, Eco Innovation Group, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2020, amended on September 18, 2020, November 20, 2020 and December 11, 2020 (the “Registration Statement”). This Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of the Staff’s letter dated December 21, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Form S-1/A filed on December 11, 2020

General, page 1

1. Please revise your filing to correct the following inconsistencies:

•	Correct the date of the unaudited interim financial statements included in your filing on page 12 which should be September 30, 2020; and
•	Correct the date of the auditors' report included in your filing on page 33 which should be November 20, 2020.

ANSWER: In response to the Staff’s comment, we have corrected the date of the unaudited interim financial statements in our filing on page 12 to be September 30, 2020, and we have corrected the date of the auditors' report in our filing on page 33 to be November 20, 2020.

Description of Business

Our Technology Agreements, page 35

2. We note your response to prior comment 3 and the additional disclosures you provided.

Please revise your filing to address the following:

•	Since your filing does not include financial statements or an auditors' report/consent related to Eco-Gen, indicate the amounts presented related to Eco-Gen are unaudited;
•	Based on Eco-Gen's cash balance and based on the disclosed terms of the purchase order with its customer, including the fact that the customers will not be required to pay 50% of the purchase until the units they purchased are delivered to them, provide a risk factor related to your dependence on Eco-Gen and its customers relative to your business and the anticipated revenue you except to generate under your agreement with Eco-Gen; and
•	You state Eco-Gen's total assets include patents and other intellectual property "valued" at $48,300,350. Since it appears that this amount may not represent an amount recorded in accordance with US GAAP, delete the amounts related to total assets and the amounts related to patents and other intellectual property from your filing. Be advised, that unless Eco-Gen purchased the patents and other intellectual property from an unrelated third party for cash, it would appear the amounts disclosed may not comply with US GAAP.

the relevant disclosure has been revised to disclose the following information:

ANSWER: In response to the Staff’s request for a specific risk factor related to our dependence on Eco-Gen, we have revised the Amendment to more clearly state such risk in the business description on page 35 and 36, and to include an additional risk factor with disclosure of the relevant risks related to Eco-Gen Energy, Inc. on page 17, as follows:

“We face risks associated with our business with Eco-Gen Energy, Inc. that could harm our financial condition and results of operations.

We expect the majority of our anticipated revenue to come from our Master Outsourcing Contract Manufacturing Agreement with Eco-Gen Energy, Inc. Our business with and anticipated revenue from Eco-Gen is completely dependent upon certain factors, namely, our ability to perform under our agreement with Eco-Gen, on the functionality of Eco-Gen’s JouleBox® Power Station technology, and the ability of Eco-Gen’s customers to pay Eco-Gen. According to Eco-Gen, Eco-Gen’s primary clients and business are with purchasers who have contracted with Eco-Gen for delivery of Eco-Gen’s products, where the Company will provide for the manufacture of those products. As such, our business and anticipated revenue from our agreement with Eco-Gen is completely dependent upon Eco-Gen’s business and Eco-Gen’s anticipated revenue from Eco-Gen’s customers.

Our anticipated revenue from Eco-Gen is subject to numerous risks and uncertainties that include, in addition to the risk that we may be unable to perform our obligations to Eco-Gen, the following risks associated with Eco-Gen:

•	Eco-Gen’s current cash position, according to its unaudited financial statements, represented by Eco-Gen as total cash on hand as of November 21, 2020 of $267,297.26, is insufficient to complete its obligations under Eco-Gen’s current purchase orders, and insufficient to pay us to perform our related contractual obligations to manage the manufacture of Eco-Gen’s products;
•	Based on the fact that the two customers disclosed by Eco-Gen will not be required to pay 50% of their purchase prices until the units they purchased are delivered to them, according to Eco-Gen’s representations, and based on Eco-Gen’s current cash position disclosed above, as of the date of this filing, Eco-Gen does not have the necessary financial capacity to pay us to perform our obligations to Eco-Gen.

As a result of these risks, we cannot be certain that we will generate any revenue from our business with Eco-Gen Energy, Inc.”

In addition, a reference to the risk factor has been included in the body of our business description on page 35 and 36.

In response to the Staff’s other requests regarding our disclosure of Eco-Gen’s financial information, we have revised the disclosure in the Amendment to clearly state that Eco-Gen’s financials are unaudited, and to remove all reference to Eco-Gen’s total assets and assets related to patents or other intellectual property, on page 35.

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Alan T. Hawkins, of Independent Law PLLC, serving as outside corporate and securities counsel to the Company. I can be reached by telephone at (352) 353-4048 or via email at ahawkins@independent.law.

Regards,

INDEPENDENT LAW PLLC

/s/ Alan T. Hawkins

Alan T. Hawkins, Esq.

ahawkins@independent.law

cc:           Client (via email only)